                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                           Dick's Sporting Goods, Inc.

                          ----------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share

                            -------------------------
                         (Title of Class of Securities)

                                    253393102

                           --------------------------
                                 (CUSIP Number)

                                February 14, 2003
                                -----------------

             (Date of Event Which Require Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]  Rule 13d-1(b) (Qualified Investor)

[   ]  Rule 13d-1(c) (Passive Investor)

[ X ]  Rule 13d-1(d) (Exempt Investor)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 4 pages

                                  SCHEDULE 13G

CUSIP No. 253393102

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Edward W. Stack

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                                 (b) [   ]

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION:  Pennsylvania

NUMBER                       5.     SOLE VOTING POWER                           6,742,130 (1), (2)
OF SHARES                                                                       -------------
BENEFICIALLY                 6.     SHARED VOTING POWER                         0
OWNED                                                                           -------------
BY EACH                      7.     SOLE DISPOSITIVE POWER                      6,262,805(2)
REPORTING                                                                       -------------
PERSON                       8.     SHARED DISPOSITIVE POWER                    0
WITH                                                                            -------------

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        Edward W. Stack -  6,742,130

(1) Represents 5,681,345 shares of Class B common stock beneficially owned by Mr. Stack, 479,325 shares of Class B common stock, for which Mr. Stack maintains sole voting, but not dispositive power (see footnote 2), 80,000 shares of common stock beneficially owned by Mr. Stack, 2,500 shares of common stock held by Mr. Stack's minor children, for which Mr. Stack disclaims beneficial ownership, and 498,960 shares of common stock subject to options that are currently exercisable, or that will become exercisable, within 60 days of the filing of this report. Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see "Description of Capital Stock" in Dick's Sporting Goods, Inc.'s Registration Statement, as amended, on Form S-1 (File No. 333-96587).

(2) Edward W. Stack maintains sole voting power, but not dispositive power, with respect to 479,325 shares of Class B common stock held by Richard T. Stack.

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES

        Not Applicable.

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        36.0%

12.     TYPE OF REPORTING PERSON (SEE INSTRUCTION) IN


--------------------

                                                               Page 2 of 4 pages

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

Item 1(a). Name of issuer:

         Dick's Sporting Goods, Inc.

Item 1(b). Address of issuer's principal executive offices:

         200 Industry Drive, RIDC Park West
         Pittsburgh, PA 15275

Item 2(a). Name of person filing:

         Edward W. Stack.

Item 2(b). Address of principal business office:

         c/o Dick's Sporting Goods, Inc.
         200 Industry Drive, RIDC Park West
         Pittsburgh, PA 15275

Item 2(c). Place of Organization:

         United States Citizen

Item 2(d). Title of class of securities: Common Stock, par value $.01 per share. Mr. Stack also is the beneficial owner of Class B common stock, see footnotes 1 and 2.

Item 2(e). CUSIP No.: 253393102

Item 3. If this statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

         (a) [ ] Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (b) [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the "Investment Company Act").

         (e) [  ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                   (E) of the Exchange Act.

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) of the Exchange Act.

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) of the Exchange Act.

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended.

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

                                                               Page 3 of 4 pages

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J) of the Exchange Act.

         If this statement is filed pursuant to Rule 13d-1(b), check this box.
[  ]

Item 4.  Ownership

Item 4(a). Amount beneficially owned:

         Edward W. Stack             6,742,130

Item 4(b). Percent of class:  36.0%

Item 4(c). Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote:                   6,742,130(1), (2)
                                                                         -------------
         (ii)  shared power to vote or to direct the vote:               0
                                                                         -------------
         (iii) sole power to dispose or to direct the disposition of:    6,262,805(2)
                                                                         -------------
         (iv)  shared power to dispose or to direct the disposition of:  0
                                                                         -------------

(1) Represents 5,681,345 shares of Class B common stock beneficially owned by Mr. Stack, 479,325 shares of Class B common stock, for which Mr. Stack maintains sole voting, but not dispositive power (see footnote 2), 80,000 shares of common stock beneficially owned by Mr. Stack, 2,500 shares of common stock held by Mr. Stack's minor children, for which Mr. Stack disclaims beneficial ownership, and 498,960 shares of common stock subject to options that are currently exercisable, or that will become exercisable, within 60 days of the filing of this report. Each share of Class B common stock is convertible into a share of common stock at any time at the option of the holder. The Class B common stock is also automatically convertible into common stock under certain circumstances. Holders of Class B common stock are entitled to 10 votes for each share of Class B common stock held of record on all matters submitted to a vote of stockholders, including election of directors. For a full description of the rights of the Class B common stock see "Description of Capital Stock" in Dick's Sporting Goods, Inc.'s Registration Statement, as amended, on Form S-1 (File No. 333-96587).

(2) Edward W. Stack maintains sole voting power, but not dispositive power, with respect to 479,325 shares of Class B common stock held by Richard T. Stack.

Item 5.  Ownership of 5 percent or less of a class:

         Not Applicable.

Item 6.  Ownership of more than 5 percent on behalf of another person:

         Not Applicable.

Item 7. Identification and classification of subsidiary which acquired the security being reported on by the parent holding company or control person:

         Not Applicable.

Item 8.  Identification and classification of members of the group:

         Not Applicable.

Item 9.  Notice of dissolution of the group:

         Not Applicable.

Item 10. Certifications:

         Not Applicable

                                                               Page 4 of 4 pages

                                    SIGNATURE

                                -----------------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  February 14, 2003                  By:  /s/ Edward W. Stack
       ------------                            ---------------------------------